Exhibit 1
Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Elizabeth Barker KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Second Quarter 2016 Results

Lod, Israel – July 26, 2016 -

Second Quarter Highlights:

•	Quarterly revenues increased by 3.2% over the previous quarter and by 10.7% year-over-year to $35.9 million;
•	Revenues related to UC-SIP business increased above 25% compared to the second quarter of 2015;
•	Quarterly service revenues increased by 11.5% year-over-year to $10.4 million;
•	GAAP gross margin was a record of 60.5%, compared to 59.1% in the second quarter of 2015;
•	Non-GAAP gross margin was also a record of 61.4%, compared to 59.9% in the second quarter of 2015;
•	Quarterly GAAP net income was $721,000, or $0.02 per diluted share, compared to a net loss of $1.9 million, or ($0.05) per diluted share, in the prior year period;
•	Quarterly Non-GAAP net income was $2.4 million, or $0.06 per diluted share, compared to a Non-GAAP net loss of $537,000, or ($0.01) per diluted share, in the prior year period;
•	Quarterly cash flow from operating activities was $5.5 million;
•	AudioCodes repurchased 421,000 shares of its ordinary shares at an aggregate cost of $1.8 million during the quarter;
•	On July 20, 2016, AudioCodes completed a cash self-tender offer and accepted for purchase a total of 3,000,000 of its ordinary shares, the maximum amount of shares subject to the offer, at a cash purchase price of $4.35 per share;

AudioCodes Reports Second Quarter 2016 Results	Page 1 of 9

Details:

AudioCodes (Nasdaq: AUDC), a leading provider of voice networking solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the second quarter ended June 30, 2016.

Revenues for the second quarter of 2016 were $35.9 million, compared to $34.8 million for the first quarter of 2016 and $32.4 million for the second quarter of 2015.

Net income was $721,000, or $0.02 per diluted share, for the second quarter of 2016, compared to a net loss of $1.9 million, or ($0.05) per diluted share, for the second quarter of 2015.

On a Non-GAAP basis, the Company reported quarterly net income of $2.4 million, or $0.06 per diluted share, compared to a net loss of $537,000, or ($0.01) per diluted share, in the second quarter of 2015.

Non-GAAP net income excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the second quarter of 2016 totaled $5.5 million. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $78.1 million as of June 30, 2016, compared to $78.6 million as of June 30, 2015. Subsequent to the end of the quarter, the Company used approximately $13.1 million of its short-term bank deposits in connection with the purchase of shares pursuant to its cash self-tender offer.

“We are pleased to report another quarter of strong financial results reflecting the solid progress in our business,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“These results were driven by a strong performance in our growing UC-SIP business, which grew above 25% compared to the year ago quarter. We have witnessed strong momentum across our key lines of activity. In the Skype for business market, we enjoyed strong revenue growth, important projects and customer wins, increased success in our solution offering and growing cooperation with our global partners. We experienced similar growth trends in the SBC, IP Phones, and the OVOC network management servers in the markets we serve”.

“We have coupled this quarterly growth in sales with a conservative approach to cost control which has allowed top line growth to filter through to higher gross margin and net income. We maintain a high level of confidence in our business for the second half of the year and coming years due to the top line growth opportunities combined with our strong balance sheet. In the second quarter of 2016 we have continued to buy back shares while increasing investment in our core growth areas,” concluded Mr. Adlersberg.

AudioCodes Reports Second Quarter 2016 Results	Page 2 of 9

Share Buy Back Program

During the quarter ended June 30, 2016, AudioCodes acquired 421,000 shares for a total consideration of approximately $1.8 million. Since August 2014, AudioCodes had acquired an aggregate of 7.4 million shares as of June 30, 2016 for an aggregate consideration of approximately $31.5 million.

In May 2016, AudioCodes received court approval in Israel to purchase up to an aggregate of $15 million of additional ordinary shares pursuant to its share repurchase program. The current court approval for share repurchases will expire on Oct 7, 2016.

Under the existing share repurchase program, on June 16, 2016, AudioCodes commenced an offer in the U.S. and Israel to purchase up to 3,000,000 of its ordinary shares, nominal (par) value NIS 0.01 per share, for $4.35 per share. The offer expired on July 20, 2016 and AudioCodes purchased 3,000,000 shares, the maximum amount of shares subject to the offer, at a price of $4.35 per share.

Niran Baruch promoted to Chief Financial Officer

The Company announced that it has promoted Niran Baruch from Chief Accounting Officer to Vice President of Finance and Chief Financial Officer, effective July 26, 2016. Mr. Baruch joined AudioCodes in 2005 initially as Director of Finance and then as Vice President of Finance. In the last year he served as Chief Accounting Officer in which role he was responsible for the management of the finance department. Mr. Baruch has over 16 years of experience in Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a BA in Business Management and Accounting.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s second quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports Second Quarter 2016 Results	Page 3 of 9

Follow AudioCodes' social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube. To download AudioCodes' investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes' underlying technology, VoIPerfectHD™, relies on AudioCodes' leadership in DSP, voice coding and voice processing technologies. AudioCodes' High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company's loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes' business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What's Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Second Quarter 2016 Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,461	$18,908
Short-term and restricted bank deposits	17,440	5,661
Short-term marketable securities and accrued interest	1,402	2,480
Trade receivables, net	22,219	25,622
Other receivables and prepaid expenses	4,380	4,405
Inventories	15,025	16,778
Total current assets	78,927	73,854

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$2,707	$3,034
Long-term marketable securities	38,075	50,294
Deferred tax assets	998	2,216
Severance pay funds	17,217	16,086
Total long-term assets	58,997	71,630

PROPERTY AND EQUIPMENT, NET	4,064	4,090

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,544	40,246

Total assets	$181,532	$189,820

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$3,709	$5,338
Trade payables	5,123	7,304
Other payables and accrued expenses	18,395	17,951
Deferred revenues	12,124	12,885
Total current liabilities	39,351	43,478

LONG-TERM LIABILITIES:
Accrued severance pay	$17,988	$16,377
Long-term bank loans	4,761	6,032
Deferred revenues and other liabilities	6,178	6,480
Total long-term liabilities	28,927	28,889

Total equity	113,254	117,453
Total liabilities and equity	$181,532	$189,820

AudioCodes Reports Second Quarter 2016 Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Revenues:
Products	$50,016	$51,673	$25,482	$23,089
Services	20,609	18,212	10,383	9,316

Total Revenues	70,625	69,885	35,865	32,405

Cost of revenues:
Products	22,854	23,821	11,574	10,678
Services	5,114	4,823	2,600	2,577

Total Cost of revenues	27,968	28,644	14,174	13,255
Gross profit	42,657	41,241	21,691	19,150

Operating expenses:
Research and development, net	14,161	14,676	7,296	7,097
Selling and marketing	22,197	22,637	11,063	11,340
General and administrative	4,100	4,655	1,995	2,493

Total operating expenses	40,458	41,968	20,354	20,930
Operating income (loss)	2,199	(727)	1,337	(1,780)
Financial income (expenses), net	(26)	606	96	541
Income (loss) before taxes on income	2,173	(121)	1,433	(1,239)
Taxes on income, net	(1,674)	(2,179)	(712)	(683)
Net income (loss)	$499	$(2,300)	$721	$(1,922)
Basic net earnings (loss) per share	$0.01	$(0.06)	$0.02	$(0.05)
Diluted net earnings (loss) per share	$0.01	$(0.06)	$0.02	$(0.05)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	36,882	41,391	36,490	40,813

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	37,321	41,391	36,927	40,813

AudioCodes Reports Second Quarter 2016 Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$499	$(2,300)	$721	$(1,922)
GAAP net earnings (loss) per share	$0.01	$(0.06)	$0.02	$(0.05)
Cost of revenues:
Stock-based compensation (1)	55	49	30	26
Amortization expenses (2)	632	496	316	248
	687	545	346	274
Research and development, net:
Stock-based compensation (1)	228	238	117	117
Deferred payments expenses (3)	376	-	188	-
	604	238	305	117
Selling and marketing:
Stock-based compensation (1)	559	568	282	276
Amortization expenses (2)	60	163	30	72
	619	731	312	348
General and administrative:
Stock-based compensation (1)	360	452	183	227
Income taxes:
Deferred tax (4)	1,176	1,328	518	419
Non-GAAP net income (loss)	$3,945	$994	$2,385	$(537)
Non-GAAP diluted net earnings (loss) per share	$0.10	$0.03	$0.06	$(0.01)

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2016 Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
	( Unaudited)		( Unaudited)
Cash flows from operating activities:
Net income (loss)	$499	$(2,300)	$721	$(1,922)
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	1,550	1,627	781	803
Amortization of marketable securities premiums and accretion of discounts, net	490	552	221	239
Increase (decrease) in accrued severance pay, net	480	79	12	(82)
Stock-based compensation expenses	1,202	1,307	612	646
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	230	29	201	177
Decrease in long-term deferred tax assets, net	1,218	872	539	253
Decrease in trade receivables, net	3,403	2,997	496	2,853
Decrease (increase) in other receivables and prepaid expenses	(59)	2,810	2,570	2,519
Decrease (increase) in inventories	1,753	(396)	1,855	(528)
Decrease in trade payables	(2,181)	(3,669)	(2,941)	(1,145)
Increase in other payables and accrued expenses	265	950	942	554
Increase (decrease) in deferred revenues	(633)	3,212	(508)	(1,010)
Net cash provided by operating activities	8,217	8,070	5,501	3,357

Cash flows from investing activities:
Proceeds from sale of marketable securities	12,429	-	12,429	-
Decrease (increase) in short-term deposits, net	(11,779)	3,269	(12,207)	(7)
Decrease in long-term bank deposits	327	1,365	150	850
Proceeds from redemption of marketable securities	900	2,711	-	2,711
Purchase of property and equipment	(822)	(1,332)	(361)	(490)
Net cash provided by investing activities	1,055	6,013	11	3,064

AudioCodes Reports Second Quarter 2016 Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
	( Unaudited)		( Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(6,726)	(11,329)	(1,805)	(6,080)
Repayment of long-term bank loans	(2,979)	(2,342)	(1,687)	(1,366)
Consideration related to payment of acquisition of Mailvision	(233)	(233)	(233)	(233)
Proceeds from issuance of shares upon exercise of options and warrants	219	331	96	59
Net cash used in financing activities	(9,719)	(13,573)	(3,629)	(7,620)

Increase (decrease) in cash and cash equivalents	(447)	510	1,883	(1,199)
Cash and cash equivalents at the beginning of the period	18,908	14,797	16,578	16,506
Cash and cash equivalents at the end of the period	$18,461	$15,307	$18,461	$15,307

AudioCodes Reports Second Quarter 2016 Results	Page 9 of 9